March 6, 2024

Via Edgar Transmission

Ms. Alexandra Barone/Mr. Matthew Derby

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Orangekloud Technology Inc. (the “Company”) Amendment No. 4 to Draft Registration Statement on Form F-1 Submitted November 3, 2023 CIK No. 0001979407

Dear Ms. Barone/ Mr. Derby:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 4, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1

Dilution, page 31

1.	Please explain to us how you arrived at the “Increase in net tangible book value per ordinary share to the existing shareholders” and “Dilution in net tangible book value per ordinary share to new investors in this offering.” In this regard, we are unable to recalculate these amounts.

Response: We respectfully advise the Staff that we have updated the disclosure on the above.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com